Exhibit 99.1

FOR IMMEDIATE RELEASE

iClick Interactive Asia Group Limited
Reports Fourth-Quarter and Full-Year 2020

Unaudited Financial Results

– Another Record Year across Key Numbers –

– First-ever Full-Year Adjusted Net Income in 2020 –

Hong Kong, March 25, 2021 -- iClick Interactive Asia Group Limited (“iClick” or the “Company”) (Nasdaq: ICLK), an independent online marketing and enterprise data solutions provider in China, today announced unaudited financial results for the fourth quarter and full year ended December 31, 2020.

	Three Months Ended December 31,			Year Ended December 31,
	2020	2019	Percentage change	2020	2019	Percentage change
(US$ in thousands)
(Unaudited)
Financial Metrics:
Revenue
Marketing Solutions	68,127	53,068	28%	225,852	188,972	20%
Enterprise Solutions	10,565	3,607	193%	28,893	10,436	177%
Total revenue	78,692	56,675	39%	254,745	199,408	28%
Gross profit	23,264	17,162	36%	73,263	56,705	29%
Net income/(loss)	640	(5,999)	N/M	(14,906)	(10,849)	N/M
Adjusted EBITDA[1]	5,065	2,507	102%	17,274	6,005	188%
Adjusted net income/(loss)[1]	2,091	117	1687%	7,563	(2,076)	N/M
Diluted adjusted net income/(loss) per ADS[1]	0.0214	0.0020	970%	0.0892	(0.0365)	N/M
Operating Metrics:
Gross billing	219,942	223,429	(2)%	677,815	640,767	6%

Jian “T.J.” Tang, Chief Executive Officer and Co-Founder of iClick, noted: “2020 was another record year for iClick, as we continue to evolve into an integrated Enterprise and Marketing Cloud Platform in China. Our business achieved record results in gross billings, revenues, gross profit and adjusted EBITDA. More importantly, for the first time ever, we reported positive full-year adjusted net income. This is a tremendous corporate achievement, and it occurred in a year when the COVID-19 pandemic greatly affected businesses across the world, including in China.”

“We are excited to report another year of rapid growth from our Enterprise Solutions business. Revenue in 2020 from this segment grew by 177% to US$28.9 million from $10.4 million in 2019. Resilient growth in Enterprise Solutions remains a major focus and strategic goal, and we have launched a number of initiatives to ensure this business segment continues its growth trajectory. Marketing Solutions business remains a solid foundation for the Company, with revenue growing by 20% in 2020, a very strong performance given the pandemic’s impact.”

[1]	For more details on these non-GAAP financial measures, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

“While we expect continued growth in both Marketing Solutions and Enterprise Solutions in the coming quarters and beyond, we also expect additional partnerships with other global technology leaders to further complement our product offerings and capabilities, especially in Enterprise Solutions.”

“For example, we recently announced a strategic partnership with Baozun, a leading brand e-commerce partner in China, to jointly establish an industry-leading private domain traffic e-commerce solution based on the Tencent ecosystem. Beyond the obvious benefits of partnering with a recognized technology leader to expand our offerings, we also benefit from being able to cross-sell to Baozun’s strong brand partners.  This collaboration will accelerate conversion of our existing Marketing Solutions clients to Enterprise SaaS Solutions thanks to the jointly developed turnkey solutions we will be able to provide.  Finally, this partnership allows us to focus our resources on developing the standard SaaS products we will use to penetrate the mid-tier client segment, which is yet another growth initiative for the Enterprise Solutions segment.”

“In summary, 2020 was a fantastic year for iClick, especially given the global impact of the COVID-19 pandemic. We are excited about our prospects for 2021 and beyond and are resolute in our commitment to growing both the Marketing Solutions and Enterprise Solutions segment organically and via partnerships and investments.” T.J. concluded.

Fourth Quarter 2020 Results:

Revenue for the fourth quarter of 2020 grew to US$78.7 million, up 39% from US$56.7 million for the same period of the prior year, attributable to the increase in contributions from existing Marketing Solutions and Enterprise Solutions business segments.

Revenue from Marketing Solutions grew to US$68.1 million for the fourth quarter of 2020, up 28% from US$53.1 million for the fourth quarter of 2019, primarily as the result of growing market demand from specified action marketing campaigns.

Revenue from Enterprise Solutions was US$10.6 million for the fourth quarter of 2020, up approximately 193% from US$3.6 million for the fourth quarter of 2019, primarily due to the increasing need for online and offline consumer behavior data integration.

Gross profit for the fourth quarter of 2020 was US$23.3 million, representing a 36% increase compared with US$17.2 million for the fourth quarter of 2019, mainly due to continued expansion of the Company’s Marketing Solutions and contribution from higher-margin Enterprise Solutions.

Total operating expenses were US$24.5 million for the fourth quarter of 2020, up slightly when compared to US$22.4 million for the fourth quarter of 2019 and mainly attributed to the increase in share-based compensation expense of US$1.9 million.

Operating loss was US$1.2 million for the fourth quarter of 2020, compared with an operating loss of US$5.3 million for the fourth quarter of 2019. This improvement was a result of the strong growth in gross profit that was partially offset by the increase in share-based compensation expense.

Net income totalled US$0.6 million for the fourth quarter of 2020, compared with net loss of US$6.0 million for the fourth quarter of 2019. This improvement was mainly attributed to increased revenue and gross profit.

Net income attributable to the Company’s shareholders per basic and diluted ADS for the fourth quarter of 2020 was US$0.0140 and US$0.0132, respectively, compared with a net loss per basic and diluted ADS of US$0.1003 for the fourth quarter of 2019.

Adjusted EBITDA for the fourth quarter of 2020 was US$5.1 million, compared with US$2.5 million for the fourth quarter of 2019. For a reconciliation of the Company’s adjusted EBITDA from net income/(loss), its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results” in the accompanying financial tables.

Adjusted net income for the fourth quarter of 2020 was US$2.1 million, compared with US$0.1 million in the fourth quarter of 2019. For a reconciliation of the Company’s adjusted net income from net income/(loss), its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results” in the accompanying financial tables.

Gross billing2 for the fourth quarter of 2020 US$219.9 million, compared with US$223.4 million in the fourth quarter of 2019. This decline was primarily due to the Company’s efforts to optimize its client base to achieve better credit control and to retain and attract customers with a strong financial position amid macroeconomic uncertainties.

As of December 31, 2020, the Company had cash and cash equivalents, time deposits and restricted cash of US$94.5 million, compared with US$61.1 million as of December 31, 2019.

Full Year 2020 Results:

Revenue for 2020 was US$254.7 million, an increase of 28% from US$199.4 million in 2019, primarily as a result of the increase in contributions from existing Marketing Solutions and Enterprise Solutions business segments.

Revenue from Marketing Solutions grew to US$225.8 million for 2020, up 20% from US$189.0 million for 2019, primarily as the result of growing market demand from specified action marketing campaigns.

Revenue from Enterprise Solutions was US$28.9 million for 2020, up approximately 177% from US$10.4 million for 2019, primarily due to the increasing need for online and offline consumer behavioral data integration.

Gross profit increased by 29% to US$73.3 million in 2020 from US$56.7 million in 2019, mainly as a result of continued growth of the Company’s Marketing Solutions and contribution from higher-margin Enterprise Solutions.

Total operating expenses were US$75.0 million for 2020, compared with US$68.8 million for 2019. The increased expense was resulted primarily from additional operating expenses for new business developments and share-based compensation expenses of US$4.1 million.

Operating loss for 2020 was US$1.8 million, compared with an operating loss of US$12.1 million for 2019. The improved operating loss was a result of strong growth in gross profit, partially offset by the expenses incurred on new business developments and an increase in share-based compensation expenses.

[2]	Gross billing is defined as the aggregate dollar amount that clients pay the Company after deducting rebates paid and discounts given to clients.

Net loss totalled US$14.9 million for 2020, compared with US$10.8 million for 2019.  The greater net loss is mainly attributed to fair value losses on convertible notes and derivative liabilities of US$11.5 million and US$4.4 million respectively for 2020, compared with fair value gains on convertible notes of US$0.1 million for 2019, and the increase in share-based compensation expense, which was partially offset by the strong growth in gross profit.

Net loss attributable to the Company’s shareholders per basic and diluted ADS for 2020 was US$0.1603 compared with a net loss per basic and diluted ADS of US$0.1686 for 2019.

Adjusted EBITDA for 2020 was US$17.3 million, compared with US$6.0 million for 2019. The increased adjusted EBITDA resulted primarily from an improvement in operating loss as described above. For a reconciliation of the Company’s adjusted EBITDA from net loss, its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results” in the accompanying financial tables.

Adjusted net income for 2020 was US$7.6 million, compared with an adjusted net loss of US$2.1 million for 2019. For a reconciliation of the Company’s adjusted net income/(loss) to net loss, its most comparable GAAP measure, please refer to “Unaudited Reconciliations of GAAP and Non-GAAP Results” in the accompanying financial tables.

Gross billing2 grew to US$677.8 million for 2020, up 6% from 2019. The slight increase was a result of increasing marketers’ demand especially from the e-commerce, online entertainment and media, and online education and training verticals.

Share Repurchase Program

On January 15, 2020, the Company announced a share repurchase program in which it may purchase its own ADSs with an aggregate value of up to US$10.0 million over the 12-month period ending on December 29, 2020. On December 10, 2020, the Company announced another share repurchase program in which it may purchase its own ADSs with an aggregate value of up to US$15.0 million from December 30, 2020 to December 31, 2021. As of December 31, 2020, the aggregate value of purchased shares was approximately US$5.7 million.

Outlook

Based on the information available as of the date of this press release, iClick provides the following outlook for the first quarter of 2021 and for the full year 2021:

First Quarter 2021:

•	Revenue is expected to be between US$60 million and US$65 million.
•	Revenue from Enterprise Solutions is estimated to be between US$10.5 million and US$11.5 million.

Full Year 2021:

•	Revenue is expected to be between US$315 million and US$335 million.
•	Revenue from Enterprise Solutions is estimated to be between US$60 million and US$65 million.

The above outlook is based on current market conditions and reflects the Company’s preliminary estimates of market and operating conditions, expected foreign exchange fluctuation, and customer demand, which are all subject to change. Please also refer to the factors set out under the section titled “Safe Harbor Statement.”

We noted that the advertising budgets for our clients recovered across-the-board during the fourth quarter, as a result of the relaxation of restrictions on economic and social life due to a slowdown of COVID-19 cases in China. Based on the current commercial environment, we anticipate that brands may allocate more of their advertising budgets to mobile and online targeted marketing, with the potential to benefit our mobile and performance-focused Marketing Solutions business. Brands may also see the importance of online and offline consumer behavioural data integration and analysis, which may favour our Enterprise Solutions business in the long run.

With iClick’s diversified customer base of stable, top-tier brands, governments’ efforts to contain the spread of the coronavirus and the rollout of vaccine, we remain cautiously optimistic for 2021. However, outbreaks of COVID-19 around the world may continue to impact market conditions and potentially trigger a longer period of global economic slowdown. This could affect the overall sentiment and advertising budgets of our branding customers, which in turn may impact our Marketing Solution business in the short term. The rapid development and fluidity of the current situation precludes any prediction as to the ultimate adverse impact of COVID-19. Management will continue to closely monitor the outbreak’s impact on our operations and financial results this year and will particularly focus on business retention and accounts receivable recoverability.

Conference Call

The Company will host an earnings conference call at 8:00 AM U.S. Eastern Time on March 25, 2021 (8:00 PM Beijing/Hong Kong time on March 25, 2021). A live and archived webcast of the conference call will be available on iClick’s investor relations website at http://ir.i-click.com.

Dial-in details for the conference call are as follows:

United States:	+1-888-346-8982
International:	+1-412-902-4272
Hong Kong:	+852-800-905945
Mainland China:	+86-4001-201203

Participants please ask to join the iClick Interactive Asia Group Limited conference call.

A replay of the conference call will be accessible by phone one hour after the conclusion of the live call at the following numbers, until April 1, 2021:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Canada:	+1-855-669-9658
Replay Access Code:	22407981

About iClick Interactive Asia Group Limited

iClick Interactive Asia Group Limited (NASDAQ: ICLK) is an independent online marketing and enterprise data solutions provider that connects worldwide marketers with audiences in China. Built on cutting-edge technologies, our proprietary platform possesses omni-channel marketing capabilities and fulfils various marketing objectives in a data-driven and automated manner, helping both international and domestic marketers reach their target audiences in China. Headquartered in Hong Kong, iClick was established in 2009 and is currently operating in ten locations worldwide including Asia and Europe. For more information, please visit ir.i-click.com.

Non-GAAP Financial Measures

The Company uses adjusted EBITDA, adjusted net income/(loss), and diluted adjusted net income/(loss) per ADS, each a non-GAAP financial measure, in evaluating the Company’s operating results and for financial and operational decision-making purposes.

The Company believes that adjusted EBITDA, adjusted net income/(loss), and diluted adjusted net income/(loss) per ADS help identify underlying trends in the Company’s business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in net loss. The Company believes that adjusted EBITDA and adjusted net income/(loss) provide useful information about the Company’s operating results, enhance the overall understanding of the Company’s past performance and future prospects and allow for greater visibility with respect to key metrics used by the Company’s management in its financial and operational decision-making.

Adjusted EBITDA, adjusted net income/(loss), and diluted adjusted net income/(loss) per ADS should not be considered in isolation or construed as an alternative to net loss or any other measure of performance or as an indicator of the Company’s operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA, adjusted net income/(loss), and diluted adjusted net income/(loss) per ADS presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data. The Company encourages investors and others to review the Company’s financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

These non-GAAP financial measures were presented with the most directly comparable GAAP financial measures together for facilitating a more comprehensive understanding of operating performance between periods.

Safe Harbor Statement

This announcement contains forward-looking statements, including those related to the Company’s business strategies, operations and financial performance. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's fluctuations in growth; its success in implementing its mobile and new retail strategies, including extending its solutions beyond its core online marketing business; its success in structuring a CRM & Marketing Cloud platform; relative percentage of its gross billing recognized as revenue under the gross and net models; its ability to retain existing clients or attract new ones; its ability to retain content distribution channels and negotiate favourable contractual terms; market competition, including from independent online marketing technology platforms as well as large and well-established internet companies; market acceptance of online marketing technology solutions and enterprise solutions; effectiveness of its algorithms and data engines; its ability to collect and use data from various sources; ability to integrate and realize synergies from acquisitions, investments or strategic partnership; the duration of the COVID-19 outbreak and its potential impact on the Company’s business and financial performance; fluctuations in foreign exchange rates; general economic conditions in China and other jurisdictions where the Company operates; and the regulatory landscape in China and other jurisdictions where the Company operates. Further information regarding these and other risks is included in the Company's annual report on Form 20-F and other filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:	In the United States:
iClick Interactive Asia Group Limited	Core IR
Lisa Li	Tom Caden
Phone: +86-21-3230-3931 #892	Tel: +1-516-222-2560
E-mail: ir@i-click.com	E-mail: tomc@coreir.com

(financial tables follow)

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

(US$’000, except share data and per share data, or otherwise noted, unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Revenue	78,692	56,675	254,745	199,408
Cost of revenue	(55,428)	(39,513)	(181,482)	(142,703)
Gross profit	23,264	17,162	73,263	56,705

Operating expenses
Research and development expenses	(1,875)	(1,302)	(5,349)	(5,574)
Sales and marketing expenses	(11,877)	(11,531)	(38,028)	(42,968)
General and administrative expenses	(10,702)	(9,610)	(31,648)	(20,304)
Total operating expenses	(24,454)	(22,443)	(75,025)	(68,846)
Operating loss	(1,190)	(5,281)	(1,762)	(12,141)
Interest expense	(863)	(902)	(2,650)	(1,915)
Interest income	193	213	1,297	537
Other gains, net	2,812	1,021	5,852	2,992
Fair value losses on derivative liabilities	—	—	(11,466)	—
Fair value (losses)/gains on convertible notes	—	(813)	(4,433)	133
Income/(loss) before income tax expense	952	(5,762)	(13,162)	(10,394)
Share of losses from an equity investee	(26)	(177)	(111)	(408)
Income tax expense	(286)	(60)	(1,633)	(47)
Net income/(loss)	640	(5,999)	(14,906)	(10,849)
Net loss attributable to noncontrolling interests	646	259	2,288	1,246
Net income/(loss) attributable to iClick Interactive Asia Group Limited’s ordinary shareholders	1,286	(5,740)	(12,618)	(9,603)

Net income/(loss)	640	(5,999)	(14,906)	(10,849)
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of US$nil tax	991	(198)	5,274	(1,700)

Comprehensive income/(loss)	1,631	(6,197)	(9,632)	(12,549)
Comprehensive loss attributable to noncontrolling interests	434	347	2,015	1,334
Comprehensive income/(loss) attributable to iClick Interactive Asia Group Limited	2,065	(5,850)	(7,617)	(11,215)

Net income/(loss) per ADS attributable to iClick Interactive Asia Group Limited
— Basic	0.0140	(0.1003)	(0.1603)	(0.1686)
— Diluted	0.0132	(0.1003)	(0.1603)	(0.1686)

Weighted average number of ADS used in per share calculation:
— Basic	91,720,956	57,240,609	78,736,872	56,950,785
— Diluted	97,715,972	57,240,609	78,736,872	56,950,785

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Condensed Consolidated Balance Sheets

(US$’000, except share data and per share data, or otherwise noted, unaudited)

	As of December 31, 2020	As of December 31, 2019
Assets
Current assets
Cash and cash equivalents, time deposit and restricted cash	94,466	61,116
Accounts receivable, net of allowance for doubtful receivables of US$11,749 and US$3,469 as of December 31, 2020 and December 31, 2019 respectively[3]	143,142	143,971
Other current assets	83,568	40,306
Total current assets	321,176	245,393

Non-current assets
Goodwill	74,419	65,710
Other assets	74,520	10,413
Total non-current assets	148,939	76,123

Total assets	470,115	321,516

Liabilities and equity
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entity (“VIE”) and its subsidiaries without recourse to the Company of US$371 and US$27 as of December 31, 2020 and December 31, 2019, respectively)	43,140	66,161
Deferred revenue (including deferred revenue of the consolidated VIE and its subsidiaries without recourse to the Company of US$644 and US$866 as of December 31, 2020 and December 31, 2019, respectively)	28,199	27,089
Accrued liabilities and other current liabilities (including accrued liabilities and other current liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of US$1,519 and US$1,802 as of December 31, 2020 and December 31, 2019, respectively)	29,331	19,937
Bank borrowings	56,040	36,851
Convertible notes at fair value	—	49,008
Income tax payable	4,182	3,780
Lease liabilities	1,955	1,114
Total current liabilities	162,847	203,940

Non-current liabilities
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIE and its subsidiaries without recourse to the Company of US$146 and US$187 as of December 31, 2020 and December 31, 2019, respectively)	14,156	1,865
Lease liabilities	1,373	706
Other liabilities	12,651	449
Total non-current liabilities	28,180	3,020

Total liabilities	191,027	206,960
Equity
Ordinary shares – Class A (US$0.001 par value; 80,000,000 shares authorized as of December 31, 2020 and December 31, 2019, respectively; 40,996,215 and 23,870,027 shares issued and outstanding as of December 31, 2020 and December 31, 2019, respectively)	41	24
Ordinary shares – Class B (US$0.001 par value; 20,000,000 shares authorized as of December 31, 2020 and December 31, 2019, respectively; 4,820,608 shares issued and outstanding as of December 31, 2020 and December 31, 2019, respectively)	5	5
Treasury shares (2,396,372 shares and 1,744,873 shares as of December 31, 2020 and December 31, 2019, respectively)	(10,341)	(4,858)
Additional paid-in capital	492,400	305,344
Statutory reserves	81	81
Accumulated other comprehensive losses	(2,478)	(7,479)
Accumulated deficit[3]	(207,606)	(191,016)
Total iClick Interactive Asia Group Limited shareholders’ equity	272,102	102,101
Noncontrolling interests	6,986	12,455

Total equity	279,088	114,556

Total liabilities and equity	470,115	321,516

3 The Company adopted ASC 326 using the modified retrospective method started from January 1, 2020, which changes the impairment model for financial assets measured at amortized costs by using a new forward-looking “expected loss” model that replaced the “incurred loss” model and resulted in the earlier recognition of allowances for losses. The adoption of ASC 326 resulted in recognition of allowance for doubtful accounts receivable of US$4.0 million and a corresponding increase in accumulated losses of US$4.0 million on January 1, 2020, for the cumulative effect of adopting ASC 326. The consolidated financial information related to periods prior to January 1, 2020 were not restated, and continue to be reported in accordance with previously applicable GAAP.

ICLICK INTERACTIVE ASIA GROUP LIMITED

Unaudited Reconciliations of GAAP and Non-GAAP Results

(US$’000, except share data and per share data, or otherwise noted, unaudited)

Adjusted EBITDA represents net income/(loss) before (i) depreciation and amortization, (ii) interest expense, (iii) interest income, (iv) income tax expense, (v) share-based compensation, (vi) fair value losses on derivative liabilities, (vii) fair value (losses)/gains on convertible notes, (viii) other gains, net, (ix) convertible notes issuance cost, (x) net loss attributable to noncontrolling interests, (xi) share of losses from an equity investee, (xii) cost related to new business setup or acquisitions, and (xiii) cost related to filing of Form F-3.

The table below sets forth a reconciliation of the Company’s adjusted EBITDA from net income/(loss) for the periods indicated:

	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Net income/(loss)	640	(5,999)	(14,906)	(10,849)
Add/(less):
Depreciation and amortization	2,018	1,641	6,725	6,656
Interest expense	863	902	2,650	1,915
Interest income	(193)	(213)	(1,297)	(537)
Income tax expense	286	60	1,633	47
EBITDA	3,614	(3,609)	(5,195)	(2,768)
Add/(less):
Share-based compensation	2,370	458	6,249	2,115
Fair value losses on derivative liabilities	—	—	11,466	—
Fair value losses/(gains) on convertible notes	—	813	4,433	(133)
Other gains, net[4,10]	(1,767)	(698)	(2,789)	(1,501)
Convertible notes issuance cost[5]	—	4,556	44	4,556
Net loss attributable to noncontrolling interests[6]	646	259	2,288	1,246
Share of losses from an equity investee[7]	26	177	111	408
Cost related to new business setup or acquisitions[8]	154	298	217	1,047
Cost related to filing of Form F-3[9]	22	253	450	1,035
Adjusted EBITDA[10]	5,065	2,507	17,274	6,005

4 Other gains, net has been adjusted out, except for amounts of US$1,045 thousand, US$323 thousand, US$3,063 thousand, and US$1,491 thousand in relation to government grants for the three months ended December 2020 and 2019 and the year ended December 31, 2020 and 2019, respectively.

[5]	Convertible notes issuance cost represents legal and professional fee for the issue of convertible notes.
[6]

Net loss attributable to noncontrolling interests has been adjusted back because the Company’s management regularly reviews EBITDA excluding noncontrolling interests as a measure of its operational performance.

[7]

Share of losses from an equity investee represents share of losses incurred by the Company’s Thailand business operated through an equity investee over which the Company has significant influence, and which is not considered to be a part of the core business that the Company operates through its consolidated entities.

[8]

Cost related to new business setup or acquisition represents transaction cost for setting up Thailand business and other acquisitions, including audit, legal and professional fee in connection therewith.

[9]	Cost related to the filing of Form F-3 represents audit, legal and professional fees.
[10]	The comparative figures for the three months ended December 31, 2019 and year ended December 31, 2019 were restated to conform to the presentation of the figures for the same periods of 2020.

Adjusted net income/(loss) represents net income/(loss) before (i) share-based compensation, (ii) fair value losses on derivative liabilities, (iii) fair value losses/(gains) on convertible notes, (iv) other gains, net, (v) convertible notes issuance cost, (vi) net loss attributable to noncontrolling interests, (vii) share of losses from an equity investee, (viii) cost related to new business setup or acquisitions, and (ix) cost related to filing of Form F-3. There is no material tax effects on these non-GAAP adjustments.

The table below sets forth a reconciliation of the Company’s adjusted net income/(loss) from net loss for the periods indicated:

	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Net income/(loss)	640	(5,999)	(14,906)	(10,849)
Add/(less):
Share-based compensation	2,370	458	6,249	2,115
Fair value losses on derivative liabilities	—	—	11,466	—
Fair value losses/(gains) on convertible notes	—	813	4,433	(133)
Other gains, net[4,10]	(1,767)	(698)	(2,789)	(1,501)
Convertible notes issuance cost[5]	—	4,556	44	4,556
Net loss attributable to noncontrolling interests[6]	646	259	2,288	1,246
Share of losses from an equity investee[7]	26	177	111	408
Cost related to new business setup or acquisitions[8]	154	298	217	1,047
Cost related to filing of Form F-3[9]	22	253	450	1,035
Adjusted net income/(loss)[10]	2,091	117	7,563	(2,076)

The diluted adjusted net income/(loss) per ADS for the periods indicated are calculated as follows:

	Three Months Ended December 31,		Year Ended December 31,
	2020	2019	2020	2019
Net income/(loss):	640	(5,999)	(14,906)	(10,849)
Add: Non-GAAP adjustments to net income/(loss)	1,451	6,116	22,469	8,773
Adjusted net income/(loss)	2,091	117	7,563	(2,076)

Denominator for net income/(loss) per ADS - Weighted average ADS outstanding	97,715,972	57,240,609	78,736,872	56,950,785

Denominator for diluted adjusted net income/(loss) per ADS - Weighted average ADS outstanding	97,715,972	58,023,602	84,782,449	56,950,785

Diluted net income/(loss) per ADS	0.0065	(0.1048)	(0.1893)	(0.1905)
Add: Non-GAAP adjustments to net income/(loss) per ADS	0.0149	0.1068	0.2785	0.1540
Diluted adjusted net income/(loss) per ADS	0.0214	0.0020	0.0892	(0.0365)